[MILLEA HOLDINGS, INC. LETTERHEAD]

February 14, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Attention: Pradip Bhaumik, Attorney-Advisor

Re:	Millea Holdings, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2006
Filed September 27, 2006 File No. 0-31376

Correspondence
Response Letter Filed February 7, 2007
Accession No. 0001193125-07-021943

Dear Mr. Bhaumik:

At your request we are providing the statement below in relation to the response letter filed on our behalf by Davis Polk & Wardwell dated February 7, 2007 to the comment letter (the “Comment Letter”) dated December 29, 2006, setting forth comments of the staff of the Office of Global Security Risk of the Securities and Exchange Commission on the annual report on Form 20-F for the fiscal year ended March 31, 2006 of Millea Holdings, Inc.

The undersigned, Millea Holdings, Inc. (“Millea Holdings”), acknowledges in connection with responding to the Comment Letter in the above-referenced correspondence filing, that:

•	Millea Holdings is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	Millea Holdings may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Millea Holdings, Inc.

By:	/s/ Toshiro Yagi
Name: Toshiro Yagi
Title: Senior Managing Director

cc:	Ms. Cecilia D. Blye, Chief
Office of Global Securities Risk
U.S. Securities and Exchange Commission

Eugene Gregor, Esq.
Davis Polk & Wardwell, Tokyo Office